SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, February 4, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of January 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 26.2%. Total seats increased 29.8% and the number of departures increased by 29.3%. GOL's total demand (RPK) increased by 25.2% and the load factor was 82.6%.
|	GOL’s domestic supply (ASK) increased 22.2% and demand (RPK) increased by 21.5%. GOL’s domestic load factor was 82.8%. The volume of departures increased by 27.4% and seats increased by 27.9%.
|	GOL’s international supply (ASK) was 132 million, the demand (RPK) was 102 million and international load factor was 77.4%.

December/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	Jan/22	Jan/21	% Var.	Jan/22 LTM	Jan/21 LTM	% Var.
Total GOL
Departures	19,868	15,370	29.3%	138,671	114,006	21.6%
Seats (thousand)	3,477	2,680	29.8%	24,318	19,742	23.2%
ASK (million)	4,166	3,301	26.2%	27,881	23,269	19.8%
RPK (million)	3,441	2,749	25.2%	22,836	18,532	23.2%
Load Factor	82.6%	83.3%	-0.7 p.p	81.9%	79.6%	2.3 p.p
Pax on board (thousand)	2,775	2,180	27.3%	19,402	15,332	26.5%
Domestic GOL
Departures	19,580	15,370	27.4%	138,078	111,434	23.9%
Seats (thousand)	3,428	2,680	27.9%	24,217	19,303	25.5%
ASK (million)	4,035	3,301	22.2%	27,624	22,227	24.3%
RPK (million)	3,339	2,749	21.5%	22,640	17,802	27.2%
Load Factor	82.8%	83.3%	-0.5 p.p	82.0%	80.1%	1.9 p.p
Pax on board (thousand)	2,737	2,180	25.6%	19,327	15,042	28.5%
International GOL
Departures	288	0	N.A.	593	2,572	-76.9%
Seats (thousand)	50	0	N.A.	100	439	-77.1%
ASK (million)	132	0	N.A.	257	1,041	-75.3%
RPK (million)	102	0	N.A.	196	730	-73.1%
Load Factor	77.4%	0	N.A.	76.3%	70.1%	6.2 p.p
Pax on board (thousand)	38	0	N.A.	75	290	-74.0%
On-time Departures	87.5%	94.9%	-7.4 p.p	93.4%	95.0%	-1.6 p.p
Flight Completion	99.6%	99.2%	0.4 p.p	98.9%	97.3%	1.6 p.p
Cargo Ton (thousand)	4.3	3.2	34.8%	43.1	37.2	16.0%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer